SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports Fourth Quarter and Full Year 2025 Financial Results São Paulo, Brazil, February 25, 2026 — Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), one of the largest digital financial services platforms in the world, today released its financial results for the fourth quarter and full year ended December 31, 2025, prepared in accordance with IFRS, as well as complementary managerial 1 results. The financial statements and earnings presentation are available on the Company’s Investor Relations website at www.investors.nu, along with details of the earnings conference call to be held today at 5:00 p.m. Eastern Time / 7:00 p.m. Brasília time. “In Q4'25, we increased scale, deepened engagement, and expanded profitability, closing the year with 131 million customers and 17 million net adds in 2025, while ARPAC reached $15. Strong engagement and higher monetization drove record quarterly revenues of $4.9 billion. This performance, combined with operating leverage and disciplined risk management, resulted in an all-time high net income of $895 million and a ROE of 33%. These results reflect our ability to combine disciplined growth with sustained profitability, while continuing to invest in our core markets. As we enter 2026, we remain fully focused on winning in Latin America, while building the capabilities that will allow Nubank to evolve into a global digital banking platform over time”, says David Vélez, founder and CEO of Nubank. Q4’25 and FY’25 Results Snapshot Below are the Q4’25 and Full Year 2025 performance highlights of Nu Holdings Ltd. Unless otherwise noted, all the growth rates presented herein are on an FX neutral basis (FXN) 2 : Operating Highlights: ● Customer growth - Nu added 4 million customers in Q4’25, and 17 million in FY'25, reaching a total of 131 million customers globally by December, 2025, reflecting a 15% year-over-year (YoY) increase. This expansion strengthens Nu’s position as one of the world’s largest and fastest-growing digital financial services platforms. In Brazil, Nu is now the largest private financial institution by number of customers, according to the Brazilian Central Bank. In Mexico, Nu serves around 15% of the adult population and is the leading issuer of new credit cards in the country. In Colombia, Nu has surpassed 4 million customers, and with the recent expansion of its credit card portfolio, it is now able to approve nearly three times more applicants than before. 2 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information. 1 Beginning in the fourth quarter of 2025, Nubank is introducing its Managerial P&L, representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is fully reconciled to IFRS, and is designed for external assurance. All financial metrics presented reflect this framework. A full reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L Reconciliation Report and in the appendix of the earnings presentation . 1 ● Engagement and activity rates - Monthly Average Revenue per Active Customer (ARPAC) reached $15 in Q4’25, growing about 9% quarter-over-quarter (QoQ) and around 27% year-over-year (YoY), up from $11.1 from one year ago. Monthly activity rate 3 remained at 83%. ● Low-cost operating platform - Monthly Average Cost to Serve Per Active Customer remained below the dollar level, at $0.8 per customer, demonstrating the strong operating leverage of the business model. Efficiency Ratio declined to 19.9% in Q4’25 from 20.3% in Q3’25. This reflects the continued operating leverage of Nu’s model. ● Asset Quality - Nu’s leading indicator, the 15-90 NPL ratio, declined once again during the fourth quarter, dropping 20 basis points (bps) from last quarter to 4.1%. supported by the se asonality effects of the 13th salary in Brazil. 90+ NPLs decreased by 10 bps to 6.6% this quarter. Financial Highlights: ● Revenue, Net Interest Income (NII) and Risk-adjusted NIM - Nu’s FY'25 revenues were up 45% YoY reaching $16.3 billion in FY'25 and $4.9 billion in Q4'25 reflecting the continued strengthening of engagement and monetization across our platform. NII increased 13% QoQ reaching a new all-time high of $2.8 billion. The Risk-adjusted NIM closed the quarter at 10.5%, and would have been broadly stable QoQ absent a one-off extraordinary contribution to Prosofipo, a sector-wide deposit protection fund to which all Sofipos in Mexico are required to contribute. ● Profitability - Nu’s gross profit stands at $1.96 billion in Q4'25, a 7% sequential increase and a 38% increase YoY, with $6.6 billion in FY'25 in comparison to $5.0 billion from FY'24. At the Holding level, Nu continued to drive increasing profitability, posting Net Income of $2.9 billion in FY'25, compared to $2.0 billion in FY’24 and $894.8 million in Q4'25, up 13% sequentially and 50% from Q4’24. Nu also reached a record-high ROE of 33%. These results are not accidental, they reflect the deliberate priorities and choices Nu made throughout the year and disciplined execution. ● Balance Sheet and Funding - Total deposits reached $41.9 billion this quarter, up 29% YoY, while the cost of funding was 87% of interbank rates. Total credit portfolio expanded 40% YoY and 11% QoQ to $32.7 billion, while its total Interest-Earning Portfolio (IEP) increased 47% YoY to $18.5 billion as of December 31, 2025. At the holding level, total capital stood at $8.9 billion, including $2.2 billion of excess capital in operating entities and $3.0 billion in cash and equivalents at Nu Holdings. Available funding of $38.8 billion represents approximately twice our net credit portfolio of $19.0 billion, providing substantial liquidity and headroom to support continued growth. 3 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date. 2 Business highlights: ● Significant Product and Platform Expansion: Nu launched over 100 new products and features across its markets to deepen engagement and expand monetization. Key launches included new payroll loan modalities in Brazil, an expansion of its credit card portfolio in Colombia, an under-18 credit card in Brazil, and tools such as Turbo Moneyboxes and NuScore to strengthen financial planning and engagement. Nu also expanded SME credit offerings and introduced tools such as Charging Assistant to support small business operations and cash flow management. ● Leadership and Expansion in Core Markets: In Brazil, Nu became the largest private financial institution by number of customers, reaching 113 million, representing 62% of the adult population, with a record-high 86% activity rate. In Mexico, Nu now serves 15% of the adult population and is the largest issuer of new credit cards, while in Colombia the expansion of its credit card portfolio nearly tripled approval rates. Total lending reached nearly $11 billion with record originations, and deposits grew 29% year-over-year to nearly $42 billion. ● Advancement in AI and Global Strategy: Nu advanced its AI-driven model with the deployment of nuFormer in credit underwriting in Brazil, supporting the largest quarterly gain in credit card market share in ten quarters. The model will now be expanded to lending in Brazil and credit cards in Mexico. AI also enhanced notification conversion, cross-selling, and service quality, elevating customer experience, while PIX with AI surpassed 10 million monthly active users. In parallel, Nu progressed on its U.S. strategy, filing for a national bank charter in September 2025 and receiving conditional OCC approval in January 2026. ● Transitioning from a Latin American Leader to a Global Digital Banking Platform: Nu views 2026 as an inflection year, focused on winning in its core markets while building the capabilities to evolve into a global digital banking platform. The Company will continue prioritizing Brazil and Mexico, reinforcing leadership in the mass market, expanding in SME and high-income segments, and advancing the Mexico banking license. Across markets, Nu will raise the bar on product quality and reliability while accelerating platformization, developing country-agnostic, reusable infrastructure to scale more efficiently. These strategic investments may result in near-term upward pressure on the efficiency ratio, though the structural drivers of operating leverage — revenue growth, scale, and disciplined cost management — remain intact. The Company will also lay operational foundations for its U.S. opportunity and deepen AI adoption, positioning artificial intelligence as a structural advantage for long-term growth. 3 3 Key Operating and Financial Metrics A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods December 31, 2025 and 2024 and September 30, 2025, and years ended December 31, 2025 and 2024. Summary of Consolidated Operating Metrics Q4'25 Q3'25 % FXN QoQ Q4'24 % FXN YoY FY'25 FY'24 % FXN YoY CUSTOMER METRICS Number of Customers (in millions) 131.0 127.0 3% 114.2 15% 131.0 114.2 15% Activity Rate (%) 83.45% 83.38% 0.1 p.p 83.0% 0.4 p.p 83.4% 83.0% 0.4 p.p CUSTOMER ACTIVITY METRICS Purchase Volume (in $ billions) 41.6 36.5 13% 32.2 19% 141.8 125.5 17% Monthly Average Revenue per Active Customer (in $) 15.0 13.8 11% 11.1 45% 13.3 10.2 35% Monthly Average Cost to Serve per Active Customer (in $) -0.8 -0.9 -12% -0.8 -8% -0.8 -0.8 13% CUSTOMER BALANCES Total portfolio - credit card and loan (in $ billions) 32.7 30.4 11% 20.7 40% 32.7 20.7 40% Deposits (in $ billions) 41.9 38.8 12% 28.9 29% 41.9 28.9 29% Summary of Consolidated Financial Metrics Q4'25 Q3'25 % FXN QoQ Q4'24 % FXN YoY FY'25 FY'24 % FXN YoY MANAGERIAL FINANCIAL METRICS Total Revenue (in $ millions) 4,857.3 4,317.2 11% 3,100.7 45% 16,319.6 11,671.1 45% Gross Profit (in $ millions) 1,961.1 1,811.2 7% 1,317.0 38% 6,619.1 5,025.5 36% Net Income (in $ millions) 894.8 782.7 13% 552.6 50% 2,871.7 1,972.1 51% Summary of Consolidated Other Performance Metrics Q4'25 Q3'25 % QoQ Q4'24 % YoY FY'25 FY'24 % YoY Efficiency-Ratio 19.9% 20.3% -0.4 p.p 21.7% -1.8 p.p 20.7% 24.7% -4.0 p.p Risk Adjusted NIM 10.5% 10.8% -0.3 p.p 9.9% 0.6 p.p 9.2% 10.0% -0.8 p.p ROE 33% 31% 2 p.p 29% 4 p.p 30% 28% 2 p.p NPL 15-90 4.1% 4.3% -0.2 p.p 4.2% -0.1 p.p - - - NPL 90+ 6.6% 6.7% -0.1 p.p 6.7% -0.1 p.p - - - 4 4 Note on forward-looking statements and non-IFRS financial measures This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data. This release contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the sections entitled “Risk Factors,” “Forward-Looking Statements” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions. The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain. In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian Real, the official currency of Brazil. Beginning in the fourth quarter of 2025, Nubank is introducing its Managerial P&L, representing an evolution in our disclosure framework to better explain value creation across an increasingly multi-product, multi-segment, and multi-country platform. The Managerial P&L is a structural, complementary reorganization of IFRS line items designed to enhance comparability as the business scales, grounded in economic and operational substance. This framework preserves net income, cash flow, and capital, is fully reconciled to IFRS, and is designed for external assurance. All financial metrics presented reflect this framework. A full reconciliation of non-IFRS measures to the most directly comparable IFRS measures is available in our Managerial P&L Reconciliation Report and in the appendix of the earnings presentation. 5 5 Investor Relations Guilherme Souto investors@nubank.com.br Media Relations Leila Suwwan press@nubank.com.br Nu Holdings LTD. NYSE: NU investors.nu About Nu Nu is one of the largest digital financial services platforms in the world, serving 131 million customers across Brazil, Mexico, and Colombia. The company has been leading an industry transformation by leveraging data and proprietary technology to develop innovative products and services. Guided by its mission to fight complexity and empower people, Nu caters to customers’ complete financial journey, promoting financial access and advancement with responsible lending and transparency. The company is powered by an efficient and scalable business model that combines low cost to serve with growing returns. Nu’s impact has been recognized in multiple awards, including Time 100 Most Influential Companies, Fast Company’s Most Innovative Companies, and Forbes World’s Best Banks. For more information, please visit https://international.nubank.com.br/about/. 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  February 25, 2026